Contact

www.linkedin.com/in/brandon-richman-84b43364 (LinkedIn)

Top Skills

Data Centers

Project Finance

IT Infrastructure Design

brandon richman
Infrastructure Development and Financing
Kansas City Metropolitan Area

Experience

Surge Holdings Inc.
Co-Founder
January 2024 - Present (1 year 8 months)
United States

Powering the future of intelligent infrastructure, Surge is actively working with municipalities, enterprises, private developers, and technology providers across the U.S. to deploy our intelligent infrastructure platform.

Next Wave Partners
Principal
October 2023 - Present (1 year 11 months)

Integrated Roadways
Vice President, Project Development
June 2021 - October 2023 (2 years 5 months)
Kansas City Metropolitan Area

Diode Ventures
Director of Renewable Projects & Sustainability
October 2017 - May 2021 (3 years 8 months)
Kansas City, Missouri Area

Diode Ventures is a wholly owned subsidiary of Black & Veatch. Diode Ventures provides turnkey, end-to-end solutions for industrial, commercial and technology interests, including data centers and green energy solutions. Our development services include full financing, site selection, EPC, commissioning, and O&M.

Black & Veatch
9 years 9 months

Manager
October 2015 - July 2017 (1 year 10 months)
Kansas City, Missouri Area

Business Development Manager
January 2014 - October 2015 (1 year 10 months)

Johannesburg Area, South Africa

Consultant
January 2011 - March 2014 (3 years 3 months)

Energy Economist
January 2010 - January 2011 (1 year 1 month)
Kabul, Afghanistan

Senior Analyst
November 2007 - January 2010 (2 years 3 months)

University of Bremen
Researcher/Lecturer
April 2006 - October 2007 (1 year 7 months)
Bremen Area, Germany

Sprint Nextel
Senior Analyst
November 2005 - April 2006 (6 months)
Overland Park Kansas

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Education

University of Denver
Master's Degree, Environmental Policy and Management with a concentration in Energy and Sustainability · (2020)

Universität Bremen
Post Grad, Economics · (2006 - 2007)

University of Missouri-Kansas City
Master's Degree, Economics · (2005)

University of Missouri-Kansas City
Bachelor's Degree, Economics · (2004)

University of Missouri-Kansas City
Bachelor's Degree, Mathematics and Statistics · (2004)